DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

07022468

DSM

SUPPL

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Heerlen (NL) / Pune (IN), 27 March 2007

DSM to build new engineering plastics plant in India

Royal DSM N.V. (DSM), the world's leading supplier of nutritional and pharma ingredients, performance materials and industrial chemicals, today announces that it will invest in a new plant for producing engineering plastics compounds in India, in the Ranjangaon MIDC industrial zone about 60 km from Pune. The new plant will triple the capacity for the production of Akulon® PA6, Arnite® PBT and PET and Stanyl® PA46 in India. These materials are used in manufacturing molded components for the automotive, electrical and electronics, consumer and industrial segments.

Being one of the world's fastest growing economies, India has an important place in DSM's *Vision 2010 strategy*, as one of the three pillars of this strategy is growth in emerging economies. DSM has been directly marketing and manufacturing engineering plastics in India since 1998 and has consistently realized growth well above the market rate. DSM is a market leader in Akulon® PA6, Arnite® PBT and PET, Stanyl® and Arnitel® products in India. The new plant demonstrates DSM's long term commitment to the Indian market. It will further improve customer service levels and will give Indian customers enhanced access to DSM's global technology base.

In the new plant DSM will apply the same high technology and environmental standards as used in its other manufacturing operations around the world. The plant will be fully equipped with best-in-class safety, health and environment compliance systems and will use state-of-the-art compounding technology. The new facility will enable DSM to meet the growing demand from the Indian market during the next few years while its design will also allow for additional capacity expansions in the future.

"This new investment in India is an important step forward in the context of our company strategy Vision 2010 – Building on Strengths, which emphasizes increasing our presence in emerging economies like India," said Jos Goessens, President of DSM Engineering Plastics. *"We are impressed with the growth of our Indian operations. Besides meeting the growing demand from all key user segments, this new facility will further strengthen our service level to the rapidly expanding Indian automotive sector, where we create innovative solutions to help conserve precious energy. Thus the investment supports market driven growth and innovation, which is another key driver of our Vision 2010 strategy."*

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

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DSM Engineering Plastics

DSM Engineering Plastics is a business group in DSM's Performance Materials cluster, with sales in 2006 of EUR 1005 million (which number includes the sales of DSM Dyneema) and approximately 1300 employees worldwide. It is one of the world's leading suppliers of engineering thermoplastics offering a broad portfolio of high performance products including Stanyl® PA 46 and Akulon® 6 and 66 polyamides, Arnitel® TPE-E, Arnite® PBT and PET polyesters, Xantar® polycarbonate and Yparex® extrudable adhesive resins. These materials are used in technical components for electrical appliances, electronic equipment and cars, in barrier packaging films as well as in many mechanical and extrusion applications. With Stanyl®, DSM Engineering Plastics is the global market leader in high heat polyamides. Akulon®, Arnite®, Arnitel®, Stanyl®, Xantar® and Yparex® are registered trademarks of DSM Engineering Plastics. Dyneema®, Dyneema Purity® and Dyneema®, the world's strongest fiber™ are trademarks and applications owned by Royal DSM N.V.

More information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

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